     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 1997

                                                    REGISTRATION NO. 333-
================================================================================
SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              THE DRESS BARN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                 CONNECTICUT                                    06-0812960
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                               30 DUNNIGAN DRIVE
                            SUFFERN, NEW YORK 10901
                                 (914) 369-4500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ELLIOT S. JAFFE
                                    CHAIRMAN
                               30 DUNNIGAN DRIVE
                            SUFFERN, NEW YORK 10901
                                 (914) 369-4500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            RICHARD H. ROWE, ESQ.                        IAN B. BLUMENSTEIN, ESQ.
    PROSKAUER ROSE GOETZ & MENDELSOHN LLP                    LATHAM & WATKINS
       1233 20 Street, N.W., Suite 800                 885 Third Avenue, Suite 1000
         Washington, D.C. 20036-2396                     New York, New York 10022
                (202) 416-6820                                (212) 906-1200

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                     PROPOSED
                                                     PROPOSED        MAXIMUM
                                                     MAXIMUM        AGGREGATE
       TITLE OF SECURITIES         AMOUNT TO BE   OFFERING PRICE     OFFERING       AMOUNT OF
        TO BE REGISTERED          REGISTERED(1)    PER SHARE(2)      PRICE(2)    REGISTRATION FEE
-------------------------------------------------------------------------------------------------
Common Stock, $.05 par value.....    2,300,000        $14.19      $32,637,000.00    $9,890.00
=================================================================================================

(1) Includes 300,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) The price stated is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low prices reported for the Common Stock on the Nasdaq National Market on April 14 , 1997.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL   , 1997
PROSPECTUS
                                2,000,000 SHARES
                              THE DRESS BARN, INC.
                                  COMMON STOCK

     All of the shares (the "Shares") of common stock, par value $.05 per share (the "Common Stock"), of The Dress Barn, Inc. ("Dress Barn" or the "Company") offered hereby (the "Offering") are being sold by The Jaffe Family Foundation and the Jaffe Family, L.P. (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the Shares. The Common Stock is
listed on the Nasdaq National Market under the symbol "DBRN." On April   , 1997,
the closing sale price of the Common Stock on the Nasdaq National Market was
$          per share.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================
                                                           UNDERWRITING
                                     PRICE TO              DISCOUNTS AND        PROCEEDS TO SELLING
                                      PUBLIC              COMMISSIONS(1)          SHAREHOLDERS(2)
----------------------------------------------------------------------------------------------------
Per Share...................             $                       $                       $
----------------------------------------------------------------------------------------------------
Total (3)...................             $                       $                       $
====================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering estimated at $          , of which
    approximately $          will be payable by the Selling Shareholders and
    approximately $          will be payable by the Company.

(3) The Jaffe Family Foundation has granted the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling
    Shareholders will be $          , $          and $          , respectively.
    See "Underwriting."
                            ------------------------

     The Common Stock offered hereby is offered by the several Underwriters, subject to prior sale, when as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Bear,
Stearns & Co. Inc., 245 Park Avenue, New York, New York on or about May   ,
1997.
                            ------------------------

BEAR, STEARNS & CO. INC.                           ROBERTSON, STEPHENS & COMPANY

             THE DATE OF THIS PROSPECTUS IS                , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwest Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on the Nasdaq National Market, and copies of such materials can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Annual Report of the Company on Form 10-K for the fiscal year ended July 27, 1996; (2) the Quarterly Report of the Company on Form 10-Q for the quarter ended October 26, 1996; (3) the Quarterly Report of the Company on Form 10-Q for the quarter ended January 25, 1997; and (4) the description of Common Stock contained in the Company's Registration Statement on Form S-1 declared effective May 4, 1983.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into any such document). Requests for such documents should be submitted in writing to the Secretary of the Company at the Company's principal executive offices at 30 Dunnigan Drive, Suffern, New York 10901, telephone number: (914) 369-4500.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS OR SHORT SALES OF THE COMMON STOCK, BIDS FOR AND PURCHASES OF THE COMMON STOCK IN THE OPEN MARKET AND THE IMPOSITION OF PENALTY BIDS. SUCH TRANSACTIONS MAY STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M PROMULGATED UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."
                            ------------------------

     The Company was incorporated in Connecticut in 1962. The Company's principal executive offices are located at 30 Dunnigan Drive, Suffern, New York 10901, telephone number: (914) 369-4500.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere or incorporated by reference in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all references herein to "Dress Barn" or the "Company" include The Dress Barn, Inc. and its subsidiaries, and references to a "Fiscal" year specify the calendar year in which the fiscal year ended; for example Fiscal 1996 refers to the fiscal year ended July 27, 1996. In addition, unless otherwise indicated, information contained herein assumes that the Underwriters' over-allotment option is not exercised.
                            ------------------------

                                  THE COMPANY

     Dress Barn operates a national chain of value-priced specialty stores offering career apparel and accessories to the fashion-conscious working woman. In addition, the Company's stores carry a broad assortment of casual wear to suit its customers' total lifestyle needs. Over the past several years, the Company has evolved from an off-price chain to a value-priced specialty retailer. The Company distinguishes itself from (i) off-price retailers by its carefully edited selection of in-season, first-quality merchandise, service-oriented salespeople and its comfortable shopping environment, (ii) department stores by its value pricing and convenient locations and (iii) other specialty apparel retailers by its continuous focus on Dress Barn's target customer for more than 35 years. As part of this focus, the Company has successfully developed its own line of private brands, which constituted approximately 50% of net sales for the six months ended January 25, 1997.

     The Company's stores operate primarily under the names Dress Barn and Dress Barn Woman, the latter featuring larger sizes of styles similar to those found in the Dress Barn stores. The Company also operates combination Dress Barn/Dress Barn Woman stores ("Combo Stores"), which carry both Dress Barn and Dress Barn Woman merchandise. As of March 29, 1997, Dress Barn operated 701 stores in 43 states and the District of Columbia, consisting of 435 Dress Barn stores, 89 Dress Barn Woman stores and 177 Combo Stores. The Dress Barn and Dress Barn Woman stores average approximately 4,500 and approximately 3,900 square feet, respectively, and the Combo Stores average approximately 8,400 square feet. Based on the success of its Combo Stores, the Company is focusing its expansion strategy on opening new Combo Stores and converting existing Dress Barn and Dress Barn Woman stores to the combination format. The Company plans to open approximately 70 additional Combo Stores by the end of Fiscal 1998.

INDUSTRY BACKGROUND

     The retail apparel industry has undergone significant contraction in recent years, with the closing of over 30 major retail chains and considerable consolidation. According to Dun and Bradstreet, over 9,500 retail apparel and accessory stores closed or failed in the United States between 1991 and 1995. As a result of this consolidation, the Company believes it is the second largest national specialty retail chain of value-priced women's clothing. This period was characterized by strong competition and price deflation, which resulted in operating margin pressure for the retail apparel industry. The Company believes that these trends have begun to reverse in the past six months.

     Another significant trend in retailing has been the steady reduction in regional shopping mall traffic. Studies show that busy consumers have less time to contend with suburban congestion and are, instead, shopping closer to home. According to a 1995 Stillerman Jones & Co. study, the nationwide average of mall visits by consumers and the average time spent shopping in malls fell to 3.3 visits per month and 66 minutes spent in 1995, from 3.5 visits per month and 71 minutes spent in 1991. With the majority of its stores located in strip centers, the Company believes it is well positioned to benefit from these trends.

COMPANY STRENGTHS

     Dress Barn is a leading specialty store offering women's career fashions at value prices. Dress Barn attributes its success to its: (i) strong name recognition and loyal customer base; (ii) long-standing relationships with vendors of quality merchandise; (iii) experienced management team; (iv) commitment to technology; (v) strong, consistent customer focus; (vi) low cost operating structure; and (vii) strong balance sheet.

     Strong Name Recognition. Since the Company's formation in 1962, Dress Barn has established and reinforced its image as a source of fashion and value for the working woman. The Company's 701 store locations in 43 states and the District of Columbia provide it with a nationally recognized name. In addition, the Company believes it has developed high awareness among its target customers through on-going advertising and local marketing activities.

     Strong Vendor Relationships. The Company has developed and maintains strong and lasting relationships with its domestic and offshore vendors. Dress Barn has worked with many of its vendors for more than 15 years, and often is one of the vendors' largest accounts. These relationships, along with the Company's buying power and strong credit profile, enable the Company to receive favorable purchase terms, exclusive merchandise and expedited delivery times.

     Experienced Management Team. The three senior members of the Company's merchandising team have worked together at Dress Barn for over 15 years, with each having substantial previous fashion retailing experience. This team engineered the Company's evolution from an off-price retailer to a value-priced specialty store. The Company's executive officers have an average tenure at Dress Barn of 14 years. The stability of its management has enabled the Company to develop a shared culture and vision and to maintain its focus on growing and refining its business.

     Commitment to Technology. Dress Barn has used technology to improve merchandising and customer service, reduce costs and enhance productivity. The Company's management information systems, which include a new IBM AS/400 integrated financial system and IBM 4694 point-of-sale system, allow it to provide better service to customers by reducing paperwork and decreasing the average transaction processing time. This enables sales associates to spend more time assisting customers. The Company has also developed a laptop system that delivers up-to-date store related information to its regional sales managers. The Company's distribution center systems, installed in 1994, have reduced per-unit distribution costs by over 50%, representing approximately $1.0 million in annual savings.

     Strong, Consistent Customer Focus. All aspects of Dress Barn's business are designed to be responsive to the Dress Barn customer. Since 1962, the Company has been consistent in targeting price-conscious and fashion-minded working women. The convenient locations of the Company's stores primarily in strip and outlet centers, carefully edited merchandise arranged for ease of shopping, comfortable store environment and friendly customer service embody Dress Barn's strong focus on its customers. Dress Barn's comprehensive training program encourages its sales associates to assist customers in a low-key and friendly manner. The Company believes it enhances its customers' shopping experience by avoiding aggressive sales tactics that would result from a commission-based compensation structure.

     Low Cost Operator. The Company continually seeks to reduce costs in all aspects of its operations and to create cost-consciousness at all levels. During Fiscal 1995 the Company established a cost control procedure which analyzes each department's budget twice annually to identify savings opportunities. For example, this focus on cost-cutting has contributed to a $900,000 reduction in selling, general and administrative expenses for the six months ended January 25, 1997, compared to the six months ended January 27, 1996, despite the Company's increased sales in the 1997 period.

     Strong Balance Sheet. The Company believes that its highly liquid balance sheet and internally generated funds provide a competitive advantage that enables the Company to pursue its long-term strategies regarding new stores, capital expenditures and acquisitions.

OPERATING STRATEGIES

     The Company's objective is to become the leading national chain of value-priced specialty apparel stores offering career fashions to the moderate income working woman. The Company has developed the following strategies to achieve this goal: (i) further development of Dress Barn's private brands; (ii) maintenance of Dress Barn's merchandise focus; (iii) continuation of the Combo Store roll-out; (iv) further development of customer targeted marketing; and (v) further improvement of customer service.

     Private Brand Strategy. The Company has gradually increased the percentage of sales from goods manufactured under Dress Barn's private brands, as well as goods produced by national brand manufacturers exclusively for Dress Barn, to approximately 50% and 15%, respectively, of the Company's net sales for the six months ended January 25, 1997. While the Company intends to continue to offer a balanced mix of both national brand name and private brand merchandise, it plans to continue to increase the percentage of private brand merchandise sold by its stores, including its successful Westport(R), Princeton Club(R) and Atrium(R) brands. Dress Barn's private brands typically create more value for its customers and promote Dress Barn's "fashion at a fraction" image.

     Merchandise Strategy. The Company's stores carry a broad assortment of career wear, including dresses, suits, separates, blouses, sweaters and other knitwear, as well as casual wear items, that are carefully edited to suit the lifestyle needs of its target customer. Dress Barn does not seek to dictate fashion trends; rather it offers current styles but avoids fashion-forward merchandise that is subject to rapidly changing trends. While career fashions remain the Company's primary focus, it continues to adapt to the evolving definition of "career," such as casual Fridays. In addition, the Company seeks to broaden its appeal by expanding its merchandise mix. The Company has recently introduced shoes and petites in select locations. Based on the success of these initial tests, the Company is gradually increasing the number of stores offering shoes and petites.

     Combo Store Roll-Out. Based on the success of the Combo Stores, the Company expects most future store openings to be Combo Stores. Because of their larger size, the Combo Stores provide the Company with greater presence in shopping centers, give the Company more leverage in negotiating lease terms, enable the Company to achieve lower operating cost ratios and offer increased flexibility in merchandise presentation. Of the approximately 70 additional Combo Stores which the Company plans to open by the end of Fiscal 1998, 30 are expected to be new stores and 40 are expected to be conversions from existing Dress Barn or Dress Barn Woman stores.

     In conjunction with its strategy of adding Combo Stores, the Company is aggressively closing underperforming locations and expects to close approximately 60 such locations during Fiscal 1997, of which 47 have been closed as of March 29, 1997. The Company has the option under a substantial number of its store leases to terminate the lease at little or no cost if specified sales volumes are not achieved, affording the Company greater flexibility to close certain underperforming stores. The Company's roll-out of Combo Stores, net of store closings, is expected to result in a small increase to the Company's aggregate store square footage in Fiscal 1997 and an increase, during that year, in the proportion of square footage attributable to Combo Stores from 33% to 40%.

     Targeted Marketing. The Company uses several marketing tools, such as transactional analyses through point-of-sale systems and customer surveys, in order to determine the preferences of its target customers, working women ages 25-55. In addition, the Company distributed six mailings during the 12 months ended January 25, 1997, each to approximately one million households including its credit card holders. The Company is also collecting data from its credit card program for use in other future marketing initiatives. Management believes that these tools will further improve the Company's ability to align its operations with the demands of its target customers on a consistent basis.

     Customer Service. Dress Barn continually seeks to improve the customer's shopping experience. For example, the Company's new management information systems enable store managers and sales associates to spend more time serving customers. The Company has also developed an ongoing video training program to continue to improve customer service and sales associates' product knowledge and selling skills.

ACQUISITION OPPORTUNITIES

     In order to supplement the Company's growth and enhance shareholder value, the Company considers three types of acquisition opportunities: (i) real estate oriented acquisitions to gain access to attractive sites and favorable lease terms; (ii) other retail operations that could benefit from Dress Barn's management and expertise, such as chains offering a complementary product line; and (iii) alternate channels of distribution, such as mail order catalogs. The Company seeks to assure that the earnings-per-share impact of a potential acquisition or target for the first full fiscal year will be approximately neutral to positive. The Company believes that its highly liquid balance sheet, with cash, cash equivalents and marketable securities of $119 million as of January 25, 1997, will enable it to take advantage of such acquisition opportunities should they arise. The Company believes that its Suffern, New York facility and its corporate, merchandising and distribution infrastructure is more than adequate to meet current needs and any foreseeable increase in the Company's store base due to expansion or acquisition.

     The Company is currently negotiating a letter of intent for a proposed acquisition of a private company in a new, but related, line of business that would meet Dress Barn's acquisition criteria. The specific terms of the acquisition are still subject to negotiation, and closing is subject to several conditions, including conducting a due diligence investigation to the Company's satisfaction and eventually negotiating and preparing a definitive purchase agreement. See "Risk Factors -- Risks Attendant to Acquisition Strategy" and "Business -- Acquisition Opportunities."

RECENT DEVELOPMENTS

     During the four weeks ended February 22, 1997, net sales totaled $30.1 million, a 13.3 % increase over the comparable period in the previous year, and comparable store sales increased 11.6%. During the five weeks ended March 29, 1997, net sales totaled $55.9 million, an 18.5 % increase over the comparable period in the previous year, and comparable store sales increased 17.0%. The increase in net sales in February and March was affected by the positive reaction to the Company's spring merchandise and an absence of the adverse weather conditions that prevailed in the 1996 period. In addition, the March results were positively affected by the inclusion of Easter in the 1997 period. The Company anticipates that comparable store sales during April 1997 will be adversely affected by the shift of Easter into the March period. The Company believes that the combined financial results for March and April are generally more indicative of the Company's performance. As of March 29, 1997, the Company operated 701 stores (including 177 Combo Stores) as compared to 751 stores (including 134 Combo Stores) in operation as of March 30, 1996.

                                  THE OFFERING

Common Stock offered............................  2,000,000 shares
Common Stock outstanding (1)....................  22,851,757 shares
Nasdaq National Market symbol...................  DBRN
Use of proceeds.................................  The Company will not receive any proceeds from the sale of the Shares.

---------------

(1) Excludes (a) 1,781,456 shares of Common Stock subject to outstanding options granted under the Company's stock option plans and (b) shares of Common Stock that may be issued in connection with a proposed acquisition. See "Business -- Acquisition Opportunities."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                                              TWENTY-SIX
                                                          FISCAL YEAR ENDED                                   WEEKS ENDED
                                 -------------------------------------------------------------------   -------------------------
                                  JULY 25,      JULY 31,      JULY 30,      JULY 29,      JULY 27,     JANUARY 27,   JANUARY 25,
                                    1992         1993(1)        1994          1995         1996(2)        1996          1997
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND STORE AMOUNTS)
STATEMENT OF EARNINGS DATA:
  Net sales....................   $ 363,090     $ 419,586     $ 457,325     $ 500,836     $ 515,522     $ 256,477     $ 274,212
  Gross profit.................     125,029       145,152       156,171       173,670       177,524        87,136        93,907
  Writedown of underperforming
    and closed store assets....          --            --            --            --         2,848(3)         --            --
  Operating income.............      21,989        27,410        23,913        26,354        26,672        10,656        18,659
  Interest income-net..........       3,003         2,338         1,727         2,670         3,343         1,655         2,115
  Net earnings.................      16,194        19,039        16,153        18,285        18,909         7,756        13,192
  Earnings per share...........        0.74          0.86          0.73          0.82          0.84          0.35          0.58
  Weighted average shares
    outstanding................      21,805        22,020        22,177        22,266        22,413        22,331        22,646

SELECTED OPERATING DATA:
  Number of stores open at the
    end of period:
    Dress Barn.................         482           513           544           578           492           546           451
    Dress Barn Woman...........          52            92            98           106            97           106            91
    Combo Stores...............          30            36            46            82           137           107           165
                                    -------       -------       -------       -------       -------       -------       -------
  Total number of stores.......         564           641           688           766           726           759           707
  Total number of units(4).....         594           677           734           848           863           866           872
  Total number of units opened
    during the period(5).......         101           117            95           146           107            57            45
  Total number of units closed
    during the period..........          39            34            38            32            92            39            36
  Total store square footage...       2,513         2,940         3,236         3,750         3,724         3,781         3,820
  Average store size (sq.
    ft.).......................       4,448         4,579         4,703         4,896         5,130         4,981         5,404
  Comparable store sales
    increase (decrease)(6).....       (0.9%)         1.6%         (1.1%)        (1.4%)        (3.5%)        (4.6%)         5.1%

                                                                           JANUARY 25,
                                                                              1997
                                                                           -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.......................................................    $ 140,895
  Total assets..........................................................      275,479
  Long-term debt........................................................        3,500
  Shareholders' equity..................................................      215,036

---------------
(1) Consists of 53 weeks. All other years presented consist of 52 weeks.
(2) Certain reclassifications have been made to prior years' data to conform with 1996 presentation.
(3) Reflects a charge relating to the Company's implementation of the provisions of Financial Accounting Standards No. 121. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) One Combo Store equals two units; one Dress Barn or Dress Barn Woman store equals one unit.
(5) Includes stores opened and single-format Dress Barn or Dress Barn Woman stores converted into Combo Stores.
(6) The calculation of comparable store sales is based on the number of units rather than the number of stores open, with each Combo Store representing two units. New units are included in the comparable store base when they have been open for the entire prior fiscal year. In the case of conversions from single store formats to Combo Stores in the same center, the pre-existing portion of the store (unit) remains in the comparable store base.

                                  RISK FACTORS

     Prospective investors, prior to making an investment decision, should carefully consider the following, together with the other matters included and incorporated by reference herein. In addition, this Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this Prospectus generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth herein and elsewhere in this Prospectus.

COMPETITION

     The women's retail apparel industry is highly competitive. The Company competes primarily with department stores, off-price retailers, specialty stores, discount stores and mass merchandisers, many of which have substantially greater financial, marketing and other resources than the Company. Many department stores offer a broader selection of merchandise than the Company. In addition, many department stores have in the past been more promotional than they are now and have reduced their selling prices, and certain of the Company's competitors and vendors have opened outlet stores which offer off-price merchandise. The Company's sales and results of operations may also be affected by close-outs and going-out-of-business sales by other women's apparel retailers. Partially as a result of such competition, apparel retailers have experienced price deflation during the last several years. The Company may face periods of strong competition in the future which could have an adverse effect on its financial results. See "Business -- Competition."

RISKS OF GROWTH STRATEGY

     The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its strategy of adding new Combo Stores and aggressively closing underperforming locations. Through the end of Fiscal 1998, the Company expects to open approximately 70 additional Combo Stores, of which 30 are expected to be new stores and 40 are expected to be conversions from existing Dress Barn or Dress Barn Woman stores. The success of the Company's growth strategy will depend upon a number of factors, including the identification of suitable markets and sites for new Combo Stores, negotiation of leases on acceptable terms, construction or renovation of sites in a timely manner at acceptable costs, and maintenance of the productivity of the existing store base. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. The failure of the Company to open new Combo Stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results. In addition, there can be no assurance that the opening of new Combo Stores in existing markets will not have an adverse effect on sales at existing stores in these markets. There can be no assurance that the Company will be able to successfully implement its growth strategies, continue to introduce the Combo Stores or maintain its current growth levels. See "Business -- Store Expansion Strategy."

MERCHANDISE TRENDS

     The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer preferences in a timely manner. Accordingly, any failure by the Company to anticipate, identify and respond to changing fashion trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business and its image with its customers. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of unsold inventory at below average markups over the Company's cost, or below cost, which would have an adverse effect on the Company's financial condition and results of operations. In addition, the Company has increased its use of private brands. The nature of the Company's obligations with respect to private brand purchases may make it more difficult to respond to changing trends by reducing order quantities. These factors could result in higher markdowns and lower gross profits to the extent that sales of private brand merchandise are lower than expected. See "Business -- Merchandising."

RISKS ATTENDANT TO ACQUISITION STRATEGY

     The Company generally considers three types of acquisition opportunities:
(i) real estate oriented acquisitions, to gain access to attractive sites and favorable lease terms; (ii) other retail operations that could benefit from the Company's management and expertise, such as other apparel chains offering a complementary product line; and (iii) alternate channels of distribution, such as mail order catalogs. The Company has never completed an acquisition of the types listed in (ii) and (iii) above. At any given time, the Company may be in various stages of consideration of such opportunities. Such acquisitions are subject to due diligence, the negotiation of definitive agreements and other conditions typical in acquisition transactions, certain of which may be beyond the Company's control. There is no assurance that the Company will be able to identify desirable acquisition candidates or will be successful in entering into any definitive agreements with respect to desirable acquisitions. Moreover, even if definitive agreements are entered into, there is no assurance that any future acquisition will thereafter be completed or, if completed, that the anticipated benefits of the acquisition will be realized.

     The Company is currently negotiating a letter of intent for a proposed acquisition of a private company in a new, but related, line of business that would meet Dress Barn's acquisition criteria. The net sales of this business for its most recent fiscal year were approximately $85 million. The proposed purchase price is approximately $25 million to be paid in cash, in assumption of debt and/or in shares of Common Stock. To the extent the Company issues Common Stock to the seller, it is the Company's intention to purchase a similar number of shares of Common Stock on the open market or otherwise. Also, the Company may grant the seller a put option to require the Company to purchase from the seller shares of Common Stock issued to the seller as part of the purchase price. The target of the proposed acquisition, which has been in existence for 14 years, has advised the Company that it incurred operating losses for each of its past three years, including an operating loss of approximately $2.0 million in its last fiscal year, and had a working capital deficit of over $5.0 million as of December 31, 1996. The specific terms of the acquisition are still subject to negotiation, and closing is subject to several conditions, including conducting a due diligence investigation to the Company's satisfaction and eventually negotiating and preparing a definitive purchase agreement. There can be no assurance that the contemplated acquisition will be consummated successfully or that the completed acquisition will be operated profitably. See
"Business -- Acquisition Opportunities."

DEPENDENCE ON KEY EXECUTIVES

     The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly Elliot S. Jaffe, its Chairman and Chief Executive Officer, and Burt Steinberg, its President and Chief Operating Officer. The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

RELIANCE ON SYSTEMS AND DISTRIBUTION CENTER

     The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, warehousing, distribution, purchasing, inventory control, merchandising planning and replenishment, as well as various financial systems. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, would have a material adverse effect on the Company. In addition, the Company operates a 510,000 square foot office and distribution center in Suffern, New York. Management believes the systems and controls related to the distribution center are fully integrated and are more than adequate to meet current needs and any foreseeable increase in the Company's store base due to acquisition or expansion. However, any disruption in the operations of the distribution center would have a material adverse effect on the Company's business. See "Business - Management Information Systems."

QUARTERLY RESULTS AND SEASONALITY

     The Company has historically experienced substantially lower earnings in its second fiscal quarter ending in January than during its other three fiscal quarters, reflecting the intense promotional atmosphere that has characterized the Christmas shopping season in recent years. In addition, the Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays, changes in the Company's merchandise mix and the timing of acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares. The 1,000,000 shares being sold by The Jaffe Family Foundation were recently contributed to it by the Jaffe Family, L.P. and are being sold to comply with tax laws governing foundations. The Jaffe Family, L.P. is selling 1,000,000 shares for tax planning purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of January 25, 1997:

                                                                                    (IN
                                                                                 THOUSANDS)
                                                                                ------------
Long term debt(1).............................................................        $3,500
Shareholders' equity(2):
  Preferred stock, par value $.05 per share; 100,000 shares authorized; no
     shares issued or outstanding.............................................            --
  Common stock, par value $.05 per share; 30,000,000 shares authorized;
     23,786,842 shares issued; 22,781,842 shares outstanding..................         1,189
  Additional paid-in capital..................................................        18,114
  Retained earnings...........................................................       200,300
  Treasury stock, at cost.....................................................        (5,706)
  Unrealized gain on investments..............................................         1,139
     Total shareholders' equity...............................................       215,036
     Total capitalization.....................................................      $218,536

     (1) Consists of loan from the New York State Urban Development Corporation due October 1, 2004 bearing interest at rates of 0% to 3% per annum.

     (2) Excludes (a) 1,781,456 shares of Common Stock subject to outstanding options granted under the Company's stock option plans and (b) shares of Common Stock that may be issued in connection with a proposed acquisition. See "Business -- Acquisition Opportunities."

                          SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for the fiscal years ended July 27, 1996, July 29, 1995, July 30, 1994, July 31, 1993 and July 25, 1992 have been derived from the audited consolidated financial statements of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following selected consolidated financial data for the twenty-six weeks ended January 25, 1997 and January 27, 1996 are unaudited but have been prepared on the same basis as the audited financial data and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the twenty-six weeks ended January 25, 1997 are not necessarily indicative of results to be expected for the full fiscal year.

                                                                                                           TWENTY-SIX
                                                                                                           WEEKS ENDED
                                                             FISCAL YEAR ENDED                       -----------------------
                                          --------------------------------------------------------    JANUARY      JANUARY
                                          JULY 25,    JULY 31,    JULY 30,    JULY 29,    JULY 27,      27,          25,
                                            1992      1993(1)       1994        1995      1996(2)       1996         1997
                                          --------    --------    --------    --------    --------   ----------   ----------
                                                          (IN THOUSANDS EXCEPT PER SHARE AND STORE AMOUNTS)
STATEMENT OF EARNINGS DATA:
Net sales................................ $363,090    $419,586    $457,325    $500,836    $515,522    $256,477     $274,212
  Cost of sales, including occupancy and
    buying costs.........................  238,061     274,434     301,154     327,166     337,998     169,341      180,305
                                          --------    --------    --------    --------    --------    --------     --------
  Gross profit...........................  125,029     145,152     156,171     173,670     177,524      87,136       93,907
  Selling, general and administrative
    expenses.............................   95,350     108,565     120,131     133,253     132,176      67,193       66,290
  Depreciation and amortization .........    7,690       9,177      12,127      14,063      15,828       9,287        8,958
  Write-down of underperforming and
    closed store assets..................       --          --          --          --     2,848(3)         --           --
                                          --------    --------    --------    --------    --------    --------     --------
  Operating income.......................   21,989      27,410      23,913      26,354      26,672      10,656       18,659
  Interest income-net....................    3,003       2,338       1,727       2,670       3,343       1,655        2,115
                                          --------    --------    --------    --------    --------    --------     --------
  Earnings before income taxes...........   24,992      29,748      25,640      29,024      30,015      12,311       20,774
  Income taxes...........................    8,798      10,709       9,487      10,739      11,106       4,555        7,582
                                          --------    --------    --------    --------    --------    --------     --------
  Net earnings........................... $ 16,194    $ 19,039    $ 16,153    $ 18,285    $ 18,909    $  7,756     $ 13,192
                                          ========    ========    ========    ========    ========    ========     ========
  Earnings per share..................... $   0.74    $   0.86    $   0.73    $   0.82    $   0.84    $   0.35     $   0.58
  Weighted average shares outstanding....   21,805      22,020      22,177      22,266      22,413      22,331       22,646
BALANCE SHEET DATA:
  Working capital........................ $ 73,477    $ 83,476    $ 89,051    $103,310    $122,730    $111,709     $140,895
  Total assets...........................  173,360     202,386     217,863     243,521     265,723     231,126      275,479
  Long-term debt.........................       --          --          --       3,500       3,500       3,500        3,500
  Shareholders' equity...................  120,339     142,003     159,198     178,938     199,096     187,571      215,036

---------------

(1) Consists of 53 weeks. All other years presented consist of 52 weeks.

(2) Certain reclassifications have been made to prior years' data to conform with 1996 presentation.

(3) Reflects a charge relating to the Company's implementation of the provisions of Financial Accounting Standards No. 121. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATION

RECENT DEVELOPMENTS

     During the four weeks ended February 22, 1997, net sales totaled $30.1 million, a 13.3% increase over the comparable period in the previous year, and comparable store sales increased 11.6%. During the five weeks ended March 29, 1997, net sales totaled $55.9 million, an 18.5% increase over the comparable period in the previous year, and comparable store sales increased 17.0%. The increase in net sales in February and March was affected by the positive reaction to the Company's spring merchandise and an absence of the adverse weather conditions that prevailed in the 1996 period. In addition, the March results were positively affected by the inclusion of Easter in the 1997 period. The Company anticipates that comparable store sales during April 1997 will be adversely affected by the shift of Easter into the March period. The Company believes that the combined financial results for March and April are generally more indicative of the Company's performance. As of March 29, 1997, the Company operated 701 stores (including 177 Combo Stores) as compared to 751 stores (including 134 Combo Stores) in operation as of March 30, 1996. The Company is currently negotiating a letter of intent for a proposed acquisition of a private company in a new, but related, line of business that would meet Dress Barn's acquisition criteria. See "Business -- Acquisition Opportunities."

RESULTS OF OPERATIONS

     The table below sets forth certain financial data of the Company expressed as a percentage of net sales for the periods indicated:

                                                                               TWENTY-SIX WEEKS
                                                  FISCAL YEAR ENDED                  ENDED
                                            -----------------------------    ---------------------
                                             JULY       JULY       JULY       JANUARY     JANUARY
                                              30,        29,        27,         27,         25,
                                             1994       1995       1996        1996        1997
                                            -------    -------    -------    ---------   ---------
Net sales..................................  100.0%     100.0%     100.0%      100.0%      100.0%
Cost of sales, including occupancy and
  buying...................................   65.9       65.3       65.6        66.0        65.8
Gross profit...............................   34.1       34.7       34.4        34.0        34.2
Selling, general and administrative
  expenses.................................   26.3       26.6       25.6        26.2        24.2
Depreciation and amortization..............    2.6        2.8        3.0         3.6         3.2
Writedown of underperforming and closed
  store....................................     --         --        0.6          --          --
                                             -----      -----      -----       -----       -----
Operating income...........................    5.2        5.3        5.2         4.2         6.8
Interest income............................    0.4        0.5        0.6         0.6         0.8
Income before income taxes.................    5.6        5.8        5.8         4.8         7.6
Income taxes...............................    2.1        2.1        2.1         1.8         2.8
                                             -----      -----      -----       -----       -----
Net income.................................    3.5%       3.7%       3.7%        3.0%        4.8%
                                             =====      =====      =====       =====       =====

TWENTY-SIX WEEKS ENDED JANUARY 25, 1997 COMPARED TO TWENTY-SIX WEEKS ENDED JANUARY 27, 1996

     Net sales increased by 6.9% to $274.2 million for the 26 weeks ended January 25, 1997 from $256.5 million for the 26 weeks ended January 27, 1996, due primarily to a 5% increase in comparable store sales. The increase in comparable store sales resulted primarily from better weather conditions during the 1997 period. The improvement in net sales was also attributable to an approximately 1% increase in total selling square footage, which was due to the opening of new Combo Stores and the conversion of single-format stores into Combo Stores. This offset the closing of underperforming stores, which resulted in the number of stores in operation declining to 707 stores as of January 25, 1997, from 759 stores in operation as of January 27, 1996.

     Gross profit (net sales less cost of goods sold, including occupancy and buying costs) increased by 7.8% to $93.9 million, or 34.2% of net sales, for the 1997 period from $87.1 million, or 34.0% of net sales, for the 1996 period. The increase in gross profit as a percentage of net sales was primarily due to a decrease in markdowns, as well as the fixed nature of occupancy costs which were unaffected by the increase in comparable store sales.

     Selling, general and administrative (SG&A) expenses decreased by 1.3% to $66.3 million, or 24.2% of net sales, in the 1997 period from $67.2 million, or 26.2% of net sales, in the 1996 period, reflecting the Company's continued focus on cost reductions and productivity improvements.

     Depreciation expense decreased by 3.5% to $9.0 million for the 1997 period from $9.3 million for the 1996 period. Depreciation expense for both periods reflect certain writeoffs related to the closure of 34 stores and 36 stores during the 1997 and 1996 periods, respectively.

     Interest income -- net increased by 27.8% to $2.1 million for the 1997 period from $1.7 million for the 1996 period. The increase resulted primarily from an increase in the Company's investment portfolio.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales increased by 2.9% to $515.5 million in Fiscal 1996, from $500.8 million in Fiscal 1995. Comparable store sales decreased 3.5% from the prior year. The Company operated 726 stores at July 27, 1996, compared to 766 stores operated at July 29, 1995.

     The increase in net sales in Fiscal 1996 resulted from the Company's store development activity. Although the Company closed 72 stores in Fiscal 1996, the Company increased its selling square footage approximately 1% by opening 45 new stores and converting 50 single-format stores into Combo Stores. The decrease in comparable store sales in Fiscal 1996 resulted primarily from competitive pressures, unseasonable weather and a general price deflation in the women's apparel retail sector.

     Gross profit was $177.5 million, or 34.4% of net sales, in Fiscal 1996, compared to $173.7 million, or 34.7% of net sales, in Fiscal 1995. The decrease in gross profit as a percentage of net sales resulted primarily from spreading relatively fixed occupancy and buying costs over decreased comparable store sales.

     SG&A expenses as a percentage of net sales decreased 1.0% in Fiscal 1996 versus Fiscal 1995. The economies of converting stores to the larger combination format and an enhanced company-wide focus on cost controls contributed to this decrease. These factors more than offset the effect of lower comparable store sales on these relatively fixed expenses.

     Depreciation expense was $15.8 million in Fiscal 1996, compared to $14.0 million in Fiscal 1995. The 12.5% increase in Fiscal 1996 resulted primarily from additions to property and equipment related to the relocation of the Company's distribution facility in Fiscal 1994 and 1995. Depreciation expense in Fiscal 1996 also included a $3.0 million loss on disposal of closed store assets versus $2.3 million in Fiscal 1995.

     In the fourth quarter of Fiscal 1996, the Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement addresses the timing of recognition and the measurement of impairment of (a) long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and (b) long-lived assets and certain identifiable intangibles to be disposed of. The statement requires that such assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, and that such assets be reported at the lower of carrying amount or fair value. The Company recorded a pre-tax charge of $2.8 million in Fiscal 1996 resulting from adoption of this statement.

     Interest income -- net in Fiscal 1996 increased 25% over Fiscal 1995. The increase resulted primarily from an increase in the market value of the Company's managed municipal bond portfolio.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales increased by 9.5% to $500.8 million in Fiscal 1995 from $457.3 million in Fiscal 1994. Comparable store sales decreased 1.4% from the prior year. The Company operated 766 stores at July 29, 1995, compared to 688 stores operated at July 30, 1994.

     The increase in net sales in Fiscal 1995 resulted primarily from the Company's store development activities. In Fiscal 1995, the Company increased selling square footage by approximately 4% by opening 108 new stores while closing 30 existing stores.

     Gross profit increased to 34.7% of net sales in Fiscal 1995 from 34.1% of net sales in Fiscal 1994. The decrease in cost of goods sold as a percentage of net sales resulted primarily from improved initial mark-ups which offset higher occupancy costs from both new stores and expanded existing stores.

     SG&A expenses (restated to exclude depreciation) were $133.3 million in Fiscal 1995, compared to $120.1 million in Fiscal 1994, an increase of 10.9%. As a percentage of net sales, SG&A was 26.6% in Fiscal 1995 compared to 26.3% in Fiscal 1994. The increase in SG&A as a percentage of net sales primarily resulted from decreased comparable store sales and the corporate relocation to Suffern, New York.

     Depreciation expense was $14.0 million in Fiscal 1995, compared to $12.1 million in Fiscal 1994. The increase in Fiscal 1995 resulted primarily from additions to property and equipment related to the Company's store development activities. The loss on disposal of closed store assets was $2.3 million in Fiscal 1995 versus $1.2 million in Fiscal 1994.

     Interest income in Fiscal 1995 increased by 54.6% over Fiscal 1994. The increase resulted primarily from the increase in the market value of the Company's managed municipal bond portfolio.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has generally funded, through internally generated cash flow, all of its operating and capital needs. These include the opening of new stores, the remodeling of existing stores and the continued expansion of its Combo Store format. Total capital expenditures were $17.1 million, $22.0 million and $23.4 million in Fiscal 1996, 1995 and 1994, respectively. A total of approximately $15.0 million of capital expenditures during Fiscal 1994 and Fiscal 1995 were for the new Suffern, New York facility. In conjunction with the relocation of its headquarters, the Company accepted a $3.5 million low interest industrial revenue loan in Fiscal 1995 from the New York State Urban Development Corporation, bearing interest rates ranging from 0% to 3% per annum.

     The Company's cash, cash equivalents, marketable securities and investments increased approximately $19.0 million in Fiscal 1996 from Fiscal 1995. This was primarily due to the increase in earnings and a decrease in SG&A expenses. The Company funds inventory expenditures through cash flows from operations and the favorable payment terms the Company has established with its vendors. The Company's quick ratio (i.e., the ratio of current assets less inventory to current liabilities) has improved steadily over the past three years (1.50, 1.25 and 1.17 at the end of Fiscal 1996, 1995 and 1994, respectively). Merchandise inventories at July 27, 1996 increased $1.7 million from July 29, 1995 as the Company has continued to grow its inventory levels in line with projected sales. The Company's net cash provided by operations in Fiscal 1996 increased to $35.6 million as compared to $27.6 million in Fiscal 1995 and $23.7 million in Fiscal 1994. The increase in Fiscal 1996 was due to the increase in earnings and favorable income tax cash planning. During this three-year period, the Company has increased its cash, cash equivalents, marketable securities and investments by $30.2 million and financed its expansion and corporate relocation while only incurring $3.5 million in long-term debt.

     At January 25, 1997, the Company had working capital of approximately $141.0 million and three bank credit lines totaling $95.0 million without any outstanding borrowings. Inventory levels at the end of the period were consistent with the Company's sales projections. Expenditures for property and equipment totaled $6.5 million for the six months ended January 25, 1997, compared to $8.3 million of expenditures in the first six months of Fiscal 1996, and the Company anticipates spending approximately $10.0 million for the remainder of Fiscal 1997. This does not include amounts that may be paid in connection with the proposed acquisition. See "Business -- Acquisition Opportunities."

     The Company believes that its cash, cash equivalents, marketable securities and investments, together with cash flow from operations, will be adequate to fund the Company's proposed capital expenditures and other operating requirements.

INFLATION

     The Company does not believe that inflation had a material effect on its results of operations during the past two years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY RESULTS AND SEASONALITY

     The Company has historically experienced substantially lower earnings in its second fiscal quarter ending in January than during its other three fiscal quarters, reflecting the intense promotional atmosphere that has characterized the Christmas shopping season in recent years. In addition, the Company's quarterly results of operations may fluctuate materially depending on, among other things, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays, changes in the Company's merchandise mix and the timing of acquisitions.

     The following table sets forth certain unaudited financial information for the Company in each quarter during Fiscal 1996 and each of the first two quarters of Fiscal 1997. The unaudited quarterly information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown.

                                                FISCAL 1996                         FISCAL 1997
                                --------------------------------------------    --------------------
                                 FIRST       SECOND      THIRD       FOURTH      FIRST       SECOND
                                QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                                --------    --------    --------    --------    --------    --------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Net sales....................   $137,351    $119,127    $125,174    $133,871    $142,755    $131,457
Gross profit.................     48,387      38,750      43,783      46,604      49,960      43,947
Operating income.............      8,820       1,837       7,356       8,659      11,535       7,125
Net income...................      6,025       1,731       5,137       6,016       7,924       5,268
Earnings per share...........        .27         .08         .23         .27         .35         .23
Percentage increase (decrease) in
  comparable store net
  sales......................      (4.3%)      (4.7%)      (3.4%)      (1.1%)       1.9%        9.1%
Total stores (end of
  period)....................        776         759         749         726         728         707

                                    BUSINESS

THE COMPANY

     Dress Barn operates a national chain of value-priced specialty stores offering career apparel and accessories to the fashion-conscious working woman. In addition, the Company's stores carry a broad assortment of casual wear to suit its customers' total lifestyle needs. Over the past several years, the Company has evolved from an off-price chain to a value-priced specialty retailer. The Company distinguishes itself from (i) off-price retailers by its carefully edited selection of in-season, first-quality merchandise, service-oriented salespeople and its comfortable shopping environment, (ii) department stores by its value pricing and convenient locations and (iii) other specialty apparel retailers by its continuous focus on Dress Barn's target customer for more than 35 years. As part of this focus, the Company has successfully developed its own line of private brands, which constituted approximately 50% of net sales for the six months ended January 25, 1997.

     The Company's stores operate primarily under the names Dress Barn and Dress Barn Woman, the latter featuring larger sizes of styles similar to those found in the Dress Barn stores. The Company also operates combination Dress Barn/Dress Barn Woman stores ("Combo Stores"), which carry both Dress Barn and Dress Barn Woman merchandise. As of March 29, 1997, Dress Barn operated 701 stores in 43 states and the District of Columbia, consisting of 435 Dress Barn stores, 89 Dress Barn Woman stores and 177 Combo Stores. The Dress Barn and Dress Barn Woman stores average approximately 4,500 and approximately 3,900 square feet, respectively, and the Combo Stores average approximately 8,400 square feet. Based on the success of its Combo Stores, the Company is focusing its expansion strategy on opening new Combo Stores and converting existing Dress Barn and Dress Barn Woman stores to the combination format. The Company plans to open approximately 70 additional Combo Stores by the end of Fiscal 1998.

INDUSTRY BACKGROUND

     The retail apparel industry has undergone significant contraction in recent years, with the closing of over 30 major retail chains and considerable consolidation. According to Dun and Bradstreet, over 9,500 retail apparel and accessory stores closed or failed in the United States between 1991 and 1995. As a result of this consolidation, the Company believes it is the second largest national specialty retail chain of value-priced women's clothing. This period was characterized by strong competition and price deflation, which resulted in operating margin pressure for the retail apparel industry. The Company believes that these trends have begun to reverse in the past six months.

     Another significant trend in retailing has been the steady reduction in regional shopping mall traffic. Studies show that busy consumers have less time to contend with suburban congestion and are, instead, shopping closer to home. According to a 1995 Stillerman Jones & Co. study, the nationwide average of mall visits by consumers and the average time spent shopping in malls fell to 3.3 visits per month and 66 minutes spent in 1995, from 3.5 visits per month and 71 minutes spent in 1991. With the majority of its stores located in strip centers, the Company believes it is well positioned to benefit from these trends.

COMPANY STRENGTHS

     Dress Barn is a leading specialty store offering women's career fashions at value prices, and attributes its success to its: (i) strong name recognition and loyal customer base; (ii) long-standing relationships with vendors of quality merchandise; (iii) experienced management team; (iv) commitment to technology;
(v) strong, consistent customer focus; (vi) low cost operating structure; and
(vii) strong balance sheet.

     Strong Name Recognition. Since the Company's formation in 1962, Dress Barn has established and reinforced its image as a source of fashion and value for the working woman. The Company's 701 store locations in 43 states and the District of Columbia provide it with a nationally recognized name. In addition, the Company believes it has developed high awareness among its target customers through on-going advertising and local marketing activities.

     Strong Vendor Relationships. The Company has developed and maintains strong and lasting relationships with its domestic and offshore vendors. Dress Barn has worked with many of its vendors for more than 15 years, and often is one of the vendors' largest accounts. These relationships, along with the Company's buying power and strong credit profile, enable the Company to receive favorable purchase terms, exclusive merchandise and expedited delivery times.

     Experienced Management Team. The three senior members of the Company's merchandising team have worked together at Dress Barn for over 15 years, with each having substantial previous fashion retailing experience. This team engineered the Company's evolution from an off-price retailer to a value-priced specialty store. The Company's executive officers have an average tenure at Dress Barn of 14 years. The stability of its management has enabled the Company to develop a shared culture and vision and to maintain its focus on growing and refining its business.

     Commitment to Technology. Dress Barn has used technology to improve merchandising and customer service, reduce costs and enhance productivity. For example, the Company's management information systems, which include a new IBM AS/400 integrated financial system and IBM 4694 point-ofsale system, allow it to provide better service to customers by reducing paperwork and decreasing the average transaction processing time. This enables sales associates to spend more time assisting customers. The Company has also developed a laptop system that delivers up-to-date store related information to its regional sales managers. The Company's distribution center systems, installed in 1994, have reduced per-unit distribution costs by over 50%, representing approximately $1.0 million in annual savings.

     Strong, Consistent Customer Focus. All aspects of Dress Barn's business are designed to be responsive to the Dress Barn customer. Since 1962, the Company has been consistent in targeting price-conscious and fashion-minded working women. The convenient locations of the Company's stores primarily in strip and outlet centers, carefully edited merchandise arranged for ease of shopping, comfortable store environment and friendly customer service embody Dress Barn's strong focus on its customers. Dress Barn's comprehensive training program encourages its sales associates to assist customers in a low-key and friendly manner. The Company believes it enhances its customers' shopping experience by avoiding aggressive sales tactics that would result from a commission-based compensation structure.

     Low Cost Operator. The Company continually seeks to reduce costs in all aspects of its operations and to create cost-consciousness at all levels. During Fiscal 1995 the Company established a cost control procedure which analyzes each department's budget twice annually to identify savings opportunities. For example, this focus on cost-cutting has contributed to a $900,000 reduction in selling, general and administrative expenses for the six months ended January 25, 1997, compared to the six months ended January 27, 1996, despite the Company's increased sales in the 1997 period.

     Strong Balance Sheet. The Company believes that its highly liquid balance sheet and internally generated funds provide a competitive advantage that enables the Company to pursue its long-term strategies regarding new stores, capital expenditures and acquisitions.

OPERATING STRATEGIES

     The Company's objective is to become a dominant national chain of value-priced specialty apparel stores offering career fashions to the moderate income working woman. The Company has developed the following strategies to achieve this goal: (i) further development of Dress Barn's private brands; (ii) maintenance of Dress Barn's merchandise focus; (iii) continuation of the Combo Store roll-out; (iv) further development of customer targeted marketing; and (v) further improvement of customer service.

     Private Brand Strategy. The Company has gradually increased the percentage of sales from goods manufactured under Dress Barn's private brands, as well as goods produced by national brand manufacturers exclusively for Dress Barn, to approximately 50% and 15%, respectively, of the Company's net sales for the six months ended January 25, 1997. While the Company intends to continue to offer a balanced mix of both national brand name and private brand merchandise, it plans to continue to increase the percentage of private brand merchandise sold by its stores, including its successful Westport(R), Princeton Club(R) and Atrium(R) brands. Dress Barn's private brands typically create more value for its customers and promote Dress Barn's "fashion at a fraction" image.

     Merchandise Strategy. The Company's stores carry a broad assortment of career wear, including dresses, suits, separates, blouses, sweaters and other knitwear, as well as casual wear items, that are carefully edited to suit the lifestyle needs of its target customer. Dress Barn does not seek to dictate fashion trends; rather it offers current styles but avoids fashion-forward merchandise that is subject to rapidly changing trends. While career fashions remain the Company's primary focus, it continues to adapt to the evolving definition of "career," such as casual Fridays. In addition, the Company seeks to broaden its appeal by expanding its merchandise mix. The Company has recently introduced shoes and petites in select locations. Based on the success of these initial tests, the Company is gradually increasing the number of stores offering shoes and petites.

     Combo Store Roll-Out. Based on the success of the Combo Stores, the Company expects most future store openings to be Combo Stores. Because of their larger size, the Combo Stores provide the Company with greater presence in shopping centers, give the Company more leverage in negotiating lease terms, enable the Company to achieve lower operating cost ratios and offer increased flexibility in merchandise presentation. Of the approximately 70 additional Combo Stores which the Company plans to open by the end of Fiscal 1998, 30 are expected to be new stores and 40 are expected to be conversions from existing Dress Barn or Dress Barn Woman stores.

     In conjunction with its strategy of adding Combo Stores, the Company is aggressively closing underperforming locations and expects to close approximately 60 such locations during Fiscal 1997, of which 47 have been closed as of March 29, 1997. The Company has the option under a substantial number of its store leases to terminate the lease at little or no cost if specified sales volumes are not achieved, affording the Company greater flexibility to close certain underperforming stores. The Company's roll-out of Combo Stores, net of store closings, is expected to result in a small increase to the Company's aggregate store square footage in Fiscal 1997 and an increase, during that year, in the proportion of square footage attributable to Combo Stores from 33% to 40%.

     Targeted Marketing. The Company uses several marketing tools, such as transactional analyses through point-of-sale systems and customer surveys, in order to determine the preferences of its target customers, working women ages 25-55. In addition, the Company distributed six mailings during the 12 months ended January 25, 1997, each to approximately one million households including its credit card holders. The Company is also collecting data from its credit card program for use in other future marketing initiatives. Management believes that these tools will further improve the Company's ability to align its operations with the demands of its target customers on a consistent basis.

     Customer Service. Dress Barn continually seeks to improve the customer's shopping experience. For example, the Company's new management information systems enable store managers and sales associates to spend more time serving customers. The Company has also developed an ongoing video training program to continue to improve customer service and sales associates' product knowledge and selling skills.

ACQUISITION OPPORTUNITIES

     In order to supplement the Company's growth and enhance shareholder value, the Company considers three types of acquisition opportunities: (i) real estate oriented acquisitions to gain access to attractive sites and favorable lease terms; (ii) other retail operations that could benefit from Dress Barn's management and expertise, such as chains offering a complementary product line; and (iii) alternate channels of distribution, such as mail order catalogs. The Company seeks to assure that the earnings-per-share impact of a potential acquisition or target for the first full fiscal year will be approximately neutral to positive. The Company believes that its highly liquid balance sheet, with cash, cash equivalents and marketable securities of $119 million as of January 25, 1997, will enable it to take advantage of such acquisition opportunities should they arise. The Company believes that its Suffern, New York facility and its corporate, merchandising and distribution infrastructure is more than adequate to meet current needs and any foreseeable increase in the Company's store base due to expansion or acquisition.

     The Company is currently negotiating a letter of intent for a proposed acquisition of a private company in a new, but related, line of business that would meet Dress Barn's acquisition criteria. The net sales of this business for its most recent fiscal year were approximately $85 million. The proposed purchase price is approximately $25 million to be paid in cash, in assumption of debt and/or in shares of Common Stock. To the extent the Company issues Common Stock to the seller, it is the Company's intention to purchase a similar number of shares of Common Stock on the open market or otherwise. Also, the Company may grant the seller a put option to require the Company to purchase from the seller shares of Common Stock issued to the seller as part of the purchase price. The target of the proposed acquisition, which has been in existence for 14 years, has advised the Company that it incurred operating losses for each of its past three years, including an operating loss of approximately $2.0 million in its last fiscal year, and had a working capital deficit of over $5.0 million as of December 31, 1996. The specific terms of the acquisition are still subject to negotiation, and closing is subject to several conditions, including conducting a due diligence investigation to the Company's satisfaction and eventually negotiating and preparing a definitive purchase agreement. See "Risk Factors -- Risks Attendant to Acquisition Strategy."

COMPANY OPERATIONS

MERCHANDISING

     The Company's stores offer a broad assortment of career wear including dresses, suits, separates, blouses, sweaters and other knitwear, as well as casual wear items, that are carefully edited to suit the lifestyle needs of its target customer. In addition, the Company offers other wardrobe items including accessories, jewelry, hosiery and shoes. Dress Barn and Dress Barn Woman are organized as separate divisions, each with a separate merchandising team. Combo Stores have merchandise offerings from both the Dress Barn and Dress Barn Woman merchandising divisions.

     A key component of the Company's merchandising strategy is to increase the percentage of its sales derived from private brands. Private brands allow the Company to differentiate itself from other retailers by providing an assortment of merchandise that is not available elsewhere and to improve the Company's control over the flow of merchandise into its stores by enabling the Company to better specify quantities, styles, colors, size breaks and delivery dates. In addition, the Company believes private brands provide it with more flexibility in the marketing process by allowing for higher initial mark-ons and limiting the ability of customers to compare prices with competing retailers. The Company believes it has the expertise to execute its private brand strategy due to its extensive experience sourcing goods, primarily overseas, its position as a merchandiser of established fashions and its already successful line of private brands. The percentage of the Company's sales generated from private brands has increased steadily to approximately 50% for the 26-week period ended January 25, 1997 from 40% during Fiscal 1996, 30% during Fiscal 1995 and 25% during Fiscal 1994.

     In Fiscal 1996, the Company introduced two new departments, shoes and petites, primarily in its Combo Stores. Following initial tests, these departments are being rolled out to additional stores. As of January 25, 1997, 47 stores had shoe departments and 12 stores featured petites. The Company expects to add another 48 shoe departments and 23 petite departments in the Spring of 1997.

     Essentially all merchandising decisions affecting the Company's stores are made centrally. Merchandising policy is under the direction of the Chairman, the President and the five merchandise managers. Prices and markdowns are determined centrally but may be adjusted locally in response to competitive situations. Generally, the majority of the merchandise sold by the Company is uniformly carried by all stores, with a percentage varied by management according to regional or consumer tastes or the size of particular stores. To keep merchandise seasonal and in current fashion, inventory is reviewed weekly and markdowns are taken as appropriate to expedite selling.

BUYING AND DISTRIBUTION

     Buying is conducted on a departmental basis for each of the Dress Barn and Dress Barn Woman divisions by the Company's staff of 18 buyers and 19 assistant buyers supervised by the President and five merchandise managers. The Company also uses independent buying representatives in New York and overseas.

     The Company obtains its nationally branded merchandise from approximately 350 vendors and its private brand merchandise from approximately 50 vendors. Typical lead times for the Company in making purchases from its vendors range from approximately one month for items such as t-shirts, socks and hosiery to approximately six months for items such as suits and dresses. Generally, lead times do not vary significantly between the Company's private brands and nationally branded merchandise. No vendor accounted for as much as 5% of the Company's purchases in Fiscal 1996. The Company does not have any long-term supply contracts with its vendors.

     All merchandise is received from vendors at the Company's central warehouse and distribution facility in Suffern, New York, where it is inspected, allocated and shipped to its stores. The Company seeks to use its strong relationships with vendors to lower its operating costs by shifting freight and insurance costs to the vendors and by requiring them to provide ancillary services. For example, over 90% of the Company's merchandise is pre-ticketed by vendors and over 30% is pre-packaged for distribution to stores, which allows cross-docking in the distribution center to the stores. In addition, nearly half of the hanging garments purchased by the Company are delivered on floor-ready hangers.

     The Company generally does not warehouse merchandise, but distributes it promptly to stores. Turnaround time between the receipt of merchandise from the vendor and shipment to the stores is usually three days or less, and shipments are made daily to most stores, maintaining the freshness of merchandise. Because of such frequent shipments, the stores do not require significant storage space. The Company may on occasion buy certain basic clothing that does not change in style from year to year at attractive prices and warehouse such items at its distribution center until needed.

STORE LOCATIONS AND PROPERTIES

     As of March 29,1997, the Company operated 701 stores in 43 states and the District of Columbia. 390 of the stores are conveniently located in strip centers and 264 stores are located in outlet centers. The Dress Barn and Dress Barn Woman stores average approximately 4,500 and approximately 3,900 square feet, respectively, and the Combo Stores average approximately 8,400 square feet. In certain outlet centers, Dress Barn stores operate under the name Westport Ltd. and Dress Barn Woman stores operate under the name Westport Woman. Westport Ltd. and Westport Woman stores account for approximately 10% of the Company's stores currently in operation. The Company intends to convert approximately 50 of these stores to the Dress Barn or Dress Barn Woman name by the end of Fiscal 1997.

     The table below indicates the states in which the stores operating on March 29, 1997 were located, and the number of stores in each state:

                                                 DRESS          DRESS BARN          COMBO
                   LOCATION                      BARN(1)         WOMAN(2)           STORES         TOTAL
----------------------------------------------   -----          ----------          -----          -----
Alabama.......................................      4                1                 2              7
Arizona.......................................     12                1                 3             16
Arkansas......................................      1               --                 2              3
California....................................     26                5                13             44
Colorado......................................      5                1                 3              9
Connecticut...................................     13                2                12             27
District of Columbia..........................     --               --                 1              1
Delaware......................................      4                1                 1              6
Florida.......................................     16                2                 7             25
Georgia.......................................     19                3                 6             28
Idaho.........................................      2                1                 1              4
Illinois......................................     16               --                 8             24
Indiana.......................................     12                1                 2             15
Iowa..........................................     --               --                 1              1
Kansas........................................      3                1                 2              6
Kentucky......................................      2                1                 3              6
Louisiana.....................................      1               --                 2              3
Maine.........................................      3                1                --              4
Maryland......................................     11                2                 7             20
Massachusetts.................................     26                3                10             39
Michigan......................................     19                2                 8             29
Minnesota.....................................      1               --                 2              3
Mississippi...................................      1               --                 2              3
Missouri......................................      6                1                 6             13
Nebraska......................................      3               --                --              3
Nevada........................................      3                1                 2              6
New Hampshire.................................      4                1                 2              7
New Jersey....................................     31               12                 9             52
New York......................................     43                9                13             65
North Carolina................................     21                7                 5             33
Ohio..........................................     13                1                 5             19
Oklahoma......................................      2               --                --              2
Oregon........................................      2                2                --              4
Pennsylvania..................................     34               11                 9             54
Rhode Island..................................      1               --                --              1
South Carolina................................     16                1                 2             19
Tennessee.....................................      9                3                 5             17
Texas.........................................     17                3                 8             28
Utah..........................................      3                2                 1              6
Vermont.......................................      1               --                --              1
Virginia......................................     26                6                 3             35
Washington....................................      3                1                 4              8
West Virginia.................................     --               --                 1              1
Wisconsin.....................................     --               --                 4              4
Total.........................................    435               89               177            701

------------------
(1) Includes 105 Westport Ltd. stores.
(2) Includes 23 Westport Woman stores.

     The Company leases all its stores. Most leases have formulas requiring the payment of a percentage of sales as additional rent, generally when sales reach specified levels. The Company's aggregate minimum rentals under operating leases in effect at July 27, 1996, and excluding locations acquired after July 27, 1996, for Fiscal 1997 are approximately $47 million. In addition, the Company is also responsible under its store leases for its pro rata share of maintenance expenses and common charges in strip and outlet centers.

     A substantial number of store leases give the Company the option to terminate the lease at little or no cost if certain specified sales volumes are not achieved. This affords the Company greater flexibility to close underperforming stores. Usually these provisions are operative only during the first few years of the lease.

     The Company leases its executive offices and distribution facilities in Suffern, New York. The Suffern facility has a total of 510,000 square feet, with 100,000 square feet of office space and the remainder for merchandise distribution. This lease expires on April 30, 2007, with three five-year options to extend the lease. Management believes the Suffern facility is sufficient to meet its current needs and any foreseeable increase in the Company's store base resulting from expansion or acquisition.

NEW STORE OPENINGS

     In considering new markets for store openings, the Company typically focuses on several criteria, such as concentration of the Company's target customer base, the average household income in the surrounding area and the location of the proposed store relative to competitive retailers. Within the specific strip or outlet center, the Company evaluates the proposed co-tenants, the traffic count of the existing center and the location of the store within the center. The Company's real estate committee, which includes members of senior management, must approve each new lease. The committee receives input from field management. The Company estimates that more than 50% of new store openings have traditionally been in markets where the Company already has a presence, with the remainder being in new markets. Of the approximately 70 additional Combo Stores which the Company plans to open by the end of Fiscal 1998, 30 are expected to be new stores and 40 are expected to be conversions from existing Dress Barn or Dress Barn Woman stores.

     The Company's investment in new stores consists primarily of inventory, net of vendor payables, leasehold improvements, fixtures and equipment. The typical new Combo Store requires a total investment of approximately $220,000, consisting of $60,000 of inventory, $110,000 related to leasehold improvements and $50,000 of fixtures and equipment. The typical single unit Dress Barn or Dress Barn Woman store requires a total investment of approximately $140,000, consisting of $40,000 of inventory, $65,000 related to leasehold improvements and $35,000 of fixtures and equipment. Dress Barn often receives tenant improvement allowances from the landlords to offset these initial investments. The Company's stores are typically profitable within the first 12 months of operation.

STORE MANAGEMENT AND OPERATIONS

     All stores are directly managed and operated by the Company. Each store is staffed by a supervisor, who may be the store manager, and at least one sales associate during non-peak hours, with additional sales associates added as needed at peak hours. The supervisors and sales associates perform all store operations, from receiving and processing merchandise and arranging it for display, to assisting customers. Each store manager reports to a district sales manager who, in turn, reports to a regional sales manager. Dress Barn employs 10 regional sales managers and 90 district sales managers. District sales managers typically visit each store at least once a week to review merchandise levels and presentation, staff training and personnel performance, expense control, security, cleanliness and adherence to Company operating procedures. As of March 29, 1997, the Company employed approximately 6,200 people, 3,600 of whom were employed on a part-time basis.

     The Company motivates its sales associates through promotion from within, creative incentive programs, competitive wages and the opportunity for bonuses. Associates compete in a broad variety of Company-wide contests involving sales goals and other measures of performance. The contests are designed to boost store profitability, create a friendly competitive atmosphere among associates and offer opportunities for additional compensation. Management believes that Dress Barn's creative incentive programs provide an important tool for building cohesive and motivated sales teams. The Company has also implemented comprehensive training programs at the store level, which include
(i) on-going video training, (ii) workbooks and manuals and (iii) one-on-one training of sales associates by store managers, in order to ensure that the customer will receive friendly and helpful service.

     In the 26-week period ended January 25, 1997, approximately 58% of the Company's sales were paid for by credit card, with the remainder being by cash or check. In February 1994, the Company introduced its own Dress Barn credit card. Consistent with the other credit cards it accepts, the Company assumes no credit risk with respect to its Dress Barn card but pays a percentage of sales as a service charge. As of March 29, 1997, there were approximately 800,000 cardholders, whose purchases constituted approximately 15% of total sales during the six months ended January 25, 1997. The average transaction on the Dress Barn credit card, during the current fiscal year through March 29, 1997 was approximately 50% more than the average of all other transactions.

     Virtually all of the Company's stores are open seven days a week. Stores located in strip and outlet centers conform to the hours of other stores in the center and are open most evenings, while downtown and free-standing stores are usually open two nights per week.

STORE LAYOUT

     The Company's stores are designed to create a comfortable and pleasant shopping environment for its customers. Merchandise and displays at all of the stores are set up according to uniform guidelines and plans distributed by the Company. The Company's merchandise is carefully arranged by lifestyle category (e.g., career, casual and weekend wear) for ease of shopping. The stores also have private fitting rooms, drive aisles, appealing lighting, carpeting, background music and centralized cashier desks. Strategically located throughout the store are "lifestyle" posters showing the customer complete outfits coordinated from among the stores' fashion offerings.

ADVERTISING AND MARKETING

     The Company mainly uses print advertising that emphasizes current fashion apparel at value prices, as epitomized by Dress Barn's "fashion at a fraction" slogan. The Company also uses direct mail programs, with six mailings during the 12 months ended January 25, 1997, each to approximately one million households including its credit card holders. At the store level, the store supervisors host local marketing programs, including fashion shows and in-store events designed to create greater awareness of Dress Barn's merchandise. In addition, the Company considers its credit card program to be a significant component in the development of its targeted marketing efforts, enabling it to develop segmented marketing programs.

MANAGEMENT INFORMATION SYSTEMS

     In the past several years, the Company has made a significant investment in technology to improve customer service, gain efficiencies and reduce operating costs. Dress Barn has installed an IBM AS/400 management information system, which integrates all major aspects of the Company's business, including sales, distribution, purchasing, inventory control, merchandise planning and replenishment, and financial systems. The Company is rolling out IBM 4694 point-of-sale systems with price look-up capabilities for both inventory and sales transactions. These systems can accommodate substantial growth in additional stores with minimal incremental investment. The Company has also developed a laptop system that delivers up-to-date store-related information to its regional sales managers.

     The Company's merchandising system tracks merchandise from the inception of the purchase order, through receipt at the distribution center, through the distribution planning process, and ultimately to the point of sale. To monitor the performance of various styles, management reviews on-line sales and inventory levels, organized by department, class, vendor, style, color and store. The system enables the Company to mark down slow-moving merchandise or efficiently transfer it to stores selling such items more rapidly. Through sophisticated yet inexpensive off-the-shelf systems, the Company analyzes historical hourly and projected sales trends to efficiently schedule sales personnel, minimizing labor costs while producing a higher level of customer service. The Company believes that such investments in technology enhance operating efficiencies and position Dress Barn for future growth.

COMPETITION

     The women's retail apparel industry is highly competitive. The Company competes primarily with department stores, off-price retailers, specialty stores, discount stores and mass merchandisers, many of which have substantially greater financial, marketing and other resources than the Company. Many department stores offer a broader selection of merchandise than the Company. In addition, many department stores have in the past been more promotional than they are now and have reduced their selling prices, but the Company believes this trend has stabilized. Also, certain of the Company's competitors and vendors have opened outlet stores which offer off-price merchandise. The Company's sales and results of operations may also be affected by close-outs and going-out-of-business sales by other women's apparel retailers. Partially as a result of such competition, apparel retailers have experienced price deflation during the last several years. However, the Company believes that this trend has begun to reverse in the past six months. The Company may face periods of strong competition in the future which could have an adverse effect on its financial results.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information with respect to the directors and executive officers of the Company.

                        NAME                       AGE                 POSITION
    --------------------------------------------   ---    -----------------------------------
    Elliot S. Jaffe.............................   70     Chairman of the Board of Directors
                                                          and Chief Executive Officer
    Burt Steinberg..............................   51     President, Chief Operating Officer
                                                          and Director
    David R. Jaffe..............................   37     Executive Vice President
    Armand Correia..............................   51     Senior Vice President and Chief
                                                          Financial Officer
    Roslyn S. Jaffe.............................   68     Secretary, Treasurer and Director
    Eric Hawn...................................   46     Senior Vice President
    Klaus Eppler................................   66     Director
    Mark S. Handler.............................   63     Director
    Donald Jonas................................   67     Director
    Edward D. Solomon...........................   65     Director

     Elliot S. Jaffe, Chairman of the Board and founder of the Company, has been Chief Executive Officer since 1966. Mr. Jaffe also serves as a Director of the National Retail Federation.

     Burt Steinberg joined the Company in 1982, and has directed the Company's merchandise activities since that time. Mr. Steinberg became Senior Vice President in 1987 and President and Chief Operating Officer in 1989. Prior to joining the Company, Mr. Steinberg was Executive Vice President of Merchandise at Brooks Fashion Stores and was a Merchandise Manager with Abraham and Strauss, a division of Federated Department Stores.

     David R. Jaffe joined the Company in 1992 as Vice President of Business Development, was named Senior Vice President of the Company in 1995 and Executive Vice President in August 1996. Prior to joining the Company, Mr. Jaffe was a General Partner of Chemical Venture Partners. Mr. Jaffe is the son of Elliot S. and Roslyn S. Jaffe.

     Armand Correia joined the Company in 1991 as Senior Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Correia was Senior Vice President and Chief Financial Officer of both Hit or Miss, Inc. and Chadwick's of Boston, Ltd., Inc., former divisions of TJX Companies, Inc., as well as a Vice President of TJX Companies, Inc.

     Roslyn S. Jaffe has been the Company's Secretary since 1966, Treasurer since 1983 and a Director since 1966. Roslyn S. Jaffe is the spouse of Elliot S. Jaffe.

     Eric Hawn joined the Company in 1986 as Vice President -- Stores and became Senior Vice President -- Stores in 1989. Prior to joining the Company, Mr. Hawn was a Senior Vice President of Brooks Fashion Stores and was with The Limited, Inc. for several years in various store management positions.

     Klaus Eppler was elected a Director of the Company in 1993. Since 1965, Mr. Eppler has been a partner in the law firm of Proskauer Rose Goetz & Mendelsohn LLP, general counsel for the Company. He is also a director of Bed Bath & Beyond Inc. and Inovision Corporation.

     Mark S. Handler was elected a Director of the Company in 1996. Mr. Handler was Co-Chairman and Co-Chief Executive Officer of R.H. Macy's, Inc. until 1993. Previously, he was President and Chief Operating Officer of R.H. Macy's, Inc.

     Donald Jonas was elected a Director of the Company in 1989. Mr. Jonas is Chairman of the Board and Chief Executive Officer of Lechters, Inc., a retailer of houseware products.

     Edward D. Solomon was elected a Director of the Company in 1990. Mr. Solomon is President of Edward D. Solomon & Co., which provides consulting services primarily to the retailing industry. Until 1993, he was Chief Executive Officer of Shoe-Town, Inc.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of March 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) the Selling Shareholders; (ii) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock; (iii) each of the Company's directors; (iv) each of the Company's other executive officers; and (v) the Company's directors and executive officers as a group:

                                         SHARES OF COMMON                       SHARES OF COMMON
                                        STOCK BENEFICIALLY       SHARES        STOCK BENEFICIALLY
                                         OWNED BEFORE SALE        TO BE         OWNED AFTER SALE
                                       UNDER THIS PROSPECTUS      SOLD       UNDER THIS PROSPECTUS
                                      -----------------------   ---------   ------------------------
         NAME OF SHAREHOLDER           NUMBER      PERCENTAGE    NUMBER       NUMBER      PERCENTAGE
------------------------------------- ---------    ----------   ---------   ----------    ----------
The Jaffe Family Foundation.......... 1,369,310        5.9%     1,000,000(1)    369,310       1.6%
Jaffe Family, L.P.................... 4,655,330       20.0      1,000,000    3,655,330       15.7
Elliot S. Jaffe(2)................... 6,280,476       27.0             --    4,280,476       18.4
Roslyn S. Jaffe(3)................... 1,610,124        6.9             --      610,124        2.6
Burt Steinberg(4)....................   468,615        2.0             --      468,615        2.0
David R. Jaffe(5)....................    34,000          *             --       34,000          *
Armand Correia(6)....................    30,511          *             --       30,511          *
Eric Hawn(7).........................    18,000          *             --       18,000          *
Edward D. Solomon....................     1,000          *             --        1,000          *
Klaus Eppler.........................       300          *             --          300          *
Mark S. Handler......................       250          *             --          250          *
Donald Jonas.........................       100          *             --          100          *
All Directors and Executive Officers  7,074,066       30.4             --    5,074,066       21.8
  as a group (consisting of 10
  persons)(8)........................
* Represents less than 1% of class

OTHER BENEFICIAL OWNERS:
Charles M. Royce(9).................. 1,411,050        6.1             --    1,411,050        6.1
  Quest Advisory Corp.
  1414 Avenue of the Americas
  New York, NY 10019
Jeffrey N. Vinik(10)................. 1,266,800        5.4             --    1,266,800        5.4
  Vinik Partners, L.P.
  260 Franklin Street
  Boston, MA 02110
Michael S. Gordon(10)................ 1,266,800        5.4             --    1,266,800        5.4
  Vinik Partners, L.P.
  260 Franklin Street
  Boston, MA 02110
Mark D. Hostetter(10)................ 1,266,800        5.4             --    1,266,800        5.4
  Vinik Partners, L.P.
  260 Franklin Street
  Boston, MA 02110

---------------

(1) Does not include 300,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Includes 173,336 shares owned directly by Elliot S. Jaffe, 6,024,640 shares (25.9%) owned by the Selling Shareholders and 82,500 shares covered by options that are exercisable within 60 days of April 1, 1997. Elliot S. Jaffe and Roslyn S. Jaffe share voting and investing power with respect to the shares owned by The Jaffe Family Foundation, a New York not-for-profit corporation (the "Foundation") and under the rules of the Commission are deemed to be the beneficial owners of such shares. Both Elliot S. Jaffe and Roslyn S. Jaffe disclaim beneficial ownership of the shares owned by the Foundation. Elliot S. Jaffe has voting and investment power with respect to the shares owned by the Jaffe Family Limited

     Partnership, a Connecticut limited partnership (the "Partnership"), and under the rules of the Commission is deemed to be the beneficial owner of such shares. His business address is 30 Dunnigan Drive, Suffern, New York 10901.

(3) Includes 240,814 shares (1.0%) owned directly by Roslyn S. Jaffe and 1,369,310 shares (5.9%) owned by the Foundation. See Footnote (1) above.

(4) Includes 185,615 shares owned directly by Mr. Steinberg and 283,000 shares covered by options that are exercisable within 60 days of April 1, 1997.

(5) Includes 10,000 shares owned directly by Mr. Jaffe and 24,000 shares covered by options that are exercisable within 60 days of April 1, 1997.

(6) Includes 6,000 shares owned directly by Mr. Correia and 24,511 shares covered by options that are exercisable within 60 days of April 1, 1997.

(7) Includes 10,000 shares owned directly by Mr. Hawn and 8,000 shares covered by options that are exercisable within 60 days of April 1, 1997.

(8) Includes shares owned by the Partnership and the Foundation as well as 422,011 shares covered by options held by the executive officers that are exercisable within 60 days of April 1, 1997.

(9) Information regarding Mr. Charles M. Royce, Quest Advisory Corp. ("Quest") and Quest Management Corp. ("QMC") was obtained solely from a Schedule 13G dated February 7, 1997, filed by Mr. Royce, Quest and QMC with the SEC, a copy of which was sent to the Company. Such Schedule 13G states that Quest has the sole power to vote and dispose of 1,337,650 shares, that QMC has the sole power to vote and dispose of 73,400 shares, that Mr. Royce may be deemed to be a controlling person of Quest and QMC and as such may be deemed to beneficially own the shares owned by Quest and QMC, and that Mr. Royce does not own any shares outside of Quest and QMC and disclaims beneficial ownership of the shares held by Quest and QMC.

(10) Information regarding Mr. Jeffrey N. Vinik, Mr. Michael S. Gordon and Mr. Mark D. Hostetter was obtained solely from a Schedule 13D dated March 12, 1997, filed by VGH Partners, L.L.C., Vinik Partners, L.P., Vinik Asset Management, L.P., Jeffrey N. Vinik, Michael S. Gordon, Mark D. Hostetter and Vinik Asset Management, L.L.C. Such 13D states that VGH Partners, L.L.C. and Vinik Partners, L.P. have the shared power to vote and dispose of 527,600 shares, that Vinik Asset Management, L.P. and Vinik Asset Management, L.L.C. have the shared power to vote and dispose of 739,200 shares, and Jeffrey N. Vinik, Michael S. Gordon and Mark D. Hostetter have the shared power to vote and dispose of 1,266,800 shares.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Robertson, Stephens & Company LLC are acting as representatives (the "Representatives"), have severally agreed with the Selling Shareholders, subject to the terms and conditions of an Underwriting Agreement (the "Underwriting Agreement"), a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, to purchase from the Selling Shareholders the number of Shares set forth opposite their respective names below:

                                                                            NUMBER OF
                               NAME OF UNDERWRITERS                          SHARES
        ------------------------------------------------------------------  ---------
        Bear, Stearns & Co. Inc...........................................
        Robertson, Stephens & Company LLC.................................

                  Total...................................................  2,000,000

     The nature of the obligations of the Underwriters is such that all of the Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and, if such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

     The Company has been advised that the Underwriters propose to offer the Shares initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not to
exceed $          per share; that the Underwriters may allow, and such dealers
may reallow, a concession to certain other dealers not to exceed $          per
share; and that after the commencement of the Offering, the public offering price and the concessions may be changed.

     The Jaffe Family Foundation, one of the Selling Shareholders, has granted the Underwriters an option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time and from time to time within 30 days after the date of this Prospectus. To the extent such option is exercised, the Underwriters will be severally committed, subject to certain conditions, to purchase the additional shares in proportion to their respective purchase commitments as indicated in the preceding table.

     The Company, the Selling Shareholders and certain other shareholders of the Company have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Bear, Stearns & Co. Inc., sell, offer to sell or otherwise dispose of any shares, or any securities convertible into or exchangeable or exercisable for any shares of Common Stock, other than the sale of the Shares offered hereby and the issuance of options and shares of Common Stock upon exercise of options pursuant to the Company's existing stock option plans.

     To facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Stock. This may include over-allotments or short sales of the Common Stock, which involves the sale by persons participating in the Offering of more shares of Common Stock than have been sold to them by the Selling Shareholders. In such circumstances, such persons would cover such over-allotments or short positions by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market or by imposing penalty bids, whereby selling concessions allowed to broker-dealers participating in the Offering may be reclaimed if shares of Common Stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     In addition, certain persons participating in the Offering may engage in passive market transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M promulgated under the Exchange Act. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids on the Nasdaq electronic inter-dealer reporting system.

     The Company has engaged Peter J. Solomon Securities Company Limited ("PJSS") to provide advisory services to the Company. In connection with the Offering, the Representatives have agreed to pay PJSS a fee and expenses of
$               and the Company has agreed to pay PJSS a fee and expenses of
$               .

                                 LEGAL MATTERS

     The validity of the Shares has been passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended July 27, 1996 have been audited by Deloitte & Touche LLP, independent public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                      -------
Available Information.................       2
Information Incorporated by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................       8
Use of Proceeds.......................      10
Capitalization........................      10
Selected Consolidated Financial
  Data................................      11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      12
Business..............................      16
Management............................      25
Principal and Selling Shareholders....      26
Underwriting..........................      28
Legal Matters.........................      29
Experts...............................      29

======================================================
======================================================

                                2,000,000 SHARES

                              THE DRESS BARN, INC.

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                              --------------------

                            BEAR, STEARNS & CO. INC.
                         ROBERTSON, STEPHENS & COMPANY
                                  MAY   , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses in connection with the registration of the securities described in this Registration Statement,
approximately $          of which are payable by the Selling Shareholders and
approximately $          of which are payable by the Company. All amounts shown
are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

        Securities and Exchange Commission registration fee...............  $9,890.00
        NASD filing fee...................................................   3,763.70
        Accounting Fees and Expenses......................................           *
        Legal fees and expenses...........................................           *
        Printing Expenses.................................................           *
        Miscellaneous.....................................................           *
                  Total...................................................  $        *

---------------

* To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's amended and restated Certificate of Incorporation (the "Charter") provides that the Registrant shall indemnify, to the fullest extent permitted by Section 33-320a of the Connecticut Stock Corporation Act (the "Connecticut Act"), any director, officer or shareholder of the Registrant. Such Section generally provides that, subject to certain exceptions and conditions, a Connecticut corporation shall indemnify its directors, officers and shareholders against liability with respect to certain specified actions, suits or proceedings, if such persons are successful on the merits in defending such actions, suits or proceedings, or acted in good faith and in a manner they reasonably believed to be in the best interest of the corporation, or if a court determines such persons are fairly and reasonably entitled to be indemnified.

     The Charter also provides, as permitted by Section 33-290(c) of the Connecticut Act, that no person who is or was a director of the Registrant shall be personally liable to the Registrant or its shareholders for monetary damages for breach of duty as a director in an amount that exceeds the compensation received by the director for serving the Registrant during the year of the violation, subject to certain exceptions.

     The Registrant also maintains directors' and officers' liability insurance insuring, with certain exceptions and conditions, the Registrant's directors and officers in their capacity as such against liability with respect to certain specified proceedings.

     The Connecticut legislature has enacted the Connecticut Business Corporation Act (the "CBCA"). The CBCA became effective on January 1, 1997, replacing the Connecticut Stock Corporation Act. Under the new CBCA, the extent to which indemnification is permitted will be similar to existing law, although it allows broader indemnification for non-director officers to an extent consistent with public policy. Indemnification is no longer mandatory (except in certain narrow circumstances). Instead, the CBCA sets the limit of indemnification allowed under certain circumstances, and prescribes the procedure under which corporations are to make determinations as to indemnification. Corporations in existence before January 1, 1997, such as the registrant, are subject to a grandfather clause under which they still have to provide the maximum indemnification allowable under the CBCA, unless amendments to their charters provide otherwise. The CBCA also authorizes corporations to provide insurance coverage even against liability for which indemnification is not allowed.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

   NUMBER                                 DESCRIPTION OF EXHIBIT
------------ --------------------------------------------------------------------------------
   1.1    -- Underwriting Agreement*
   4.1    -- Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(c) to the registrant's Registration Statement on Form
             S-1, Registration No. 2-82916)
   4.2    -- Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit
             3(e) to the registrant's Registration Statement on Form S-1, Registration No.
             2-82916)
   4.3    -- Amendments to Amended and Restated Certificate of Incorporation (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended July 30, 1988)
   4.4    -- Amendments to Amended and Restated By-Laws (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended July 30, 1988)
   4.5    -- Amendments to Amended and Restated By-Laws (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended July 28, 1990)
   5.1    -- Opinion of Proskauer Rose Goetz & Mendelsohn LLP, New York, New York*
  23.1    -- Consent of Proskauer Rose Goetz & Mendelsohn LLP, New York, New York -- included in Exhibit 5.1
  23.2    -- Consent of Deloitte & Touche LLP
  24      -- Power of Attorney -- included on signature page

---------------
* To be filed by amendment

     (B) FINANCIAL STATEMENT SCHEDULES: Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (i) The undersigned Registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUFFERN, STATE OF NEW YORK, ON THE 11TH DAY OF APRIL, 1997.

                                          THE DRESS BARN, INC.

                                               By:    /s/ Elliot S. Jaffe
                                               ---------------------------------
                                                  Elliot S. Jaffe
                                              Chairman of the Board and
                                              Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURES APPEAR BELOW EACH SEVERALLY CONSTITUTES AND APPOINTS ELLIOT S. JAFFE, DAVID R. JAFFE AND ARMAND CORREIA, AND EACH OF THEM, AS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR THEM IN THEIR NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING PRE-EFFECTIVE AND POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS THEY MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL WHICH SAID ATTORNEYS-IN-FACT AND AGENTS, OR ANY OF THEM, OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                SIGNATURES                                 TITLE                      DATE
------------------------------------------  ------------------------------------ ---------------

           /s/ Elliot S. Jaffe              Chairman of the Board and Chief       April 11, 1997
------------------------------------------    Executive Officer (Principal
             Elliot S. Jaffe                  Executive Officer)

            /s/ Burt Steinberg              President, Chief Operating Officer    April 11, 1997
------------------------------------------    and Director
              Burt Steinberg

            /s/ Armand Correia              Senior Vice President and Chief       April 17, 1997
------------------------------------------    Financial Officer (Principal
              Armand Correia                  Financial Officer and Principal
                                              Accounting Officer)

           /s/ Roslyn S. Jaffe              Secretary, Treasurer and Director     April 11, 1997
------------------------------------------
             Roslyn S. Jaffe

             /s/ Klaus Eppler               Director                              April 11, 1997
------------------------------------------
               Klaus Eppler

                                            Director                              April   , 1997
------------------------------------------
             Mark S. Handler

                                            Director                              April   , 1997
------------------------------------------
               Donald Jonas

                                            Director                              April   , 1997
------------------------------------------
            Edward D. Solomon

                                EXHIBIT INDEX
                                -------------

   NUMBER                                 DESCRIPTION OF EXHIBIT
------------ --------------------------------------------------------------------------------
   1.1    -- Underwriting Agreement*
   4.1    -- Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(c) to the registrant's Registration Statement on Form
             S-1, Registration No. 2-82916)
   4.2    -- Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit
             3(e) to the registrant's Registration Statement on Form S-1, Registration No.
             2-82916)
   4.3    -- Amendments to Amended and Restated Certificate of Incorporation (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended July 30, 1988)
   4.4    -- Amendments to Amended and Restated By-Laws (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended July 30, 1988)
   4.5    -- Amendments to Amended and Restated By-Laws (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended July 28, 1990)
   5.1    -- Opinion of Proskauer Rose Goetz & Mendelsohn LLP, New York, New York*
  23.1    -- Consent of Proskauer Rose Goetz & Mendelsohn LLP, New York, New York -- included in Exhibit 5.1
  23.2    -- Consent of Deloitte & Touche LLP
  24      -- Power of Attorney -- included on signature page

---------------
* To be filed by amendment